FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-15214

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110 - 12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

99.1                                                               The Management Proxy Circular of the Registrant dated March 10, 2016 (excluding the “Performance Graph”, which shall be deemed not to be incorporated by reference) and the Notice of Annual and Special Meeting filed as part of Exhibit 99.1 to this Form 6-K are hereby filed for the purpose of being and hereby are incorporated by reference into the Registrant’s registration statements filed under the Securities Act of 1933, as amended

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-200773

99.2                                                                    The Form of Proxy of the Registrant is hereby furnished, not filed, and will not be incorporated by reference in any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:	/s/ Scott Jeffers
Scott Jeffers
Assistant Corporate Secretary and Legal Counsel

Date: March 31, 2016

EXHIBIT INDEX

99.1                                                                TransAlta Corporation’s Notice of Annual and Special Meeting and Management Proxy Circular dated March 10, 2016 (only those portions as described in the body of this report are being filed).

99.2                                                                TransAlta Corporation’s Form of Proxy for its 2016 Annual and Special Meeting of Shareholders is hereby furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.